Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in Registration Statement Nos. 333-205443 and 333-207893 on Form S-3, and Registration Statement No., 333-205415 on Form S-8 of our reports dated February 17, 2017, relating to the consolidated financial statements of Columbia Pipeline Group, Inc. and subsidiaries (the “Company”) (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the acquisition of the Company by TransCanada Corporation on July 1, 2016, the Company’s initial public offering of limited partner interests of Columbia Pipeline Partners LP which was completed on February 11, 2015, and the Company’s separation from NiSource Inc. which was completed on July 1, 2015) appearing in this Annual Report on Form 10-K of the Company for the year ended December 31, 2016.
/s/ DELOITTE & TOUCHE LLP
Columbus, Ohio
February 17, 2017